UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

ICL GROUP LTD.

1.	End of Tenure of ICL's External Director

Item 1

End of Tenure of ICL's External Director

The Company hereby reports that Ms. Ruth Relbag has notified the Chairman of ICL's Board of Directors of her decision to resign from her position as an external director on the Company's Board of Directors, following her recent appointment to the position of General Manager of Clalit Health Services in Israel, which will require all of her time. Ms. Ralbag's resignation is expected to enter into effect on November 3rd, 2021, following the release of the Company's financial reports for the third quarter of 2021.

Ms. Ralbag has served as the Company's external director since January 10, 2018, and served as chair of the Company's Audit and Accounting Committee and as a member of the HR & Compensation and Financing Committees.

Upon Ms. Ralbag's end of tenure, and until a new external director is appointed and/or pending other decision of the Board, Dr. Miki Haran, external director of the company, is expected to serve as the Chairman of the Audit and Accounting Committee, and Mr. Re'em Aminoah is expected to join this committee as an additional member. Mr. Aminoah is classified as an independent director in accordance with NYSE rules, fulfils the requirements of a "Financial Expert in the Audit Committee" as defined by the US Securities and Exchange Commission (SEC) and qualifies to serve as a member of the audit committee pursuant to Israeli law.

The Company initiated a search process for a new external director and will bring such appointment for approval in accordance with any applicable law.

ICL's board of directors expresses its thanks Mrs. Ralbag for her contribution to the Company and wishes her much success in her new role.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Company Secretary & Global Compliance

Date: October 7, 2021